07025642

Saskatchewan Wheat Pool Inc.

RECEIVED
2007 AUG -8 A 1:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption #: 82-5037

July 26, 2007

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

SUPPL

Saskatchewan Wheat Pool
Exemption No: 82-5037
<u>Pursuant to Rule 12g3-2(b)</u>

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release dated July 26, 2007, regarding the Pool filing the short form prospectus for the note offering. This was filed with the Toronto Stock Exchange and provincial securities commissions.

PROCESSED
AUG 13 2007
THOMSON
FINANCIAL

Yours very truly,

Debbie Sargo

for Colleen Vancha, Vice-President
Investor Relations and Corporate Affairs

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
David Carefoot, Chief Financial Officer

Attachment

dlw 8/8

Saskatchewan Wheat Pool Inc.

FOR CANADIAN DISTRIBUTION ONLY

For Immediate Release
July 26, 2007
Regina, Saskatchewan
Listed: TSX
Symbol: SWP

Pool Files Final Short Form Prospectus for Note Offering

Saskatchewan Wheat Pool Inc. (the "Pool") has filed the final short form prospectus for the offering in Canada of $200 million principal amount of senior unsecured notes (the "Notes") that will mature on August 1, 2017.

The note offering is being made through a syndicate of underwriters led by TD Securities Inc. that also includes RBC Dominion Securities Inc. Scotia Capital Inc. and Genuity Capital Markets.

The Notes will pay an annual interest rate of 8.50%, paid on a semi-annual basis.

The Pool intends to use the net proceeds from the note offering to repay a portion of the indebtedness outstanding under its bridge facility.

The Note offering is subject to customary regulatory approvals and closing conditions. The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States to any person absent registration or an applicable exemption from registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes in the United States. The transaction is expected to close on August 1, 2007.

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. The Pool is Canada's leading agri-business, with extensive operations and distribution capabilities across western Canada, and with operations in the United States and Japan. The Pool is diversified into sales of crop inputs and services, grain handling and marketing, livestock production services, agri-food processing and financial services. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP.

FOR FURTHER INFORMATION PLEASE CONTACT:

Saskatchewan Wheat Pool Inc.
Colleen Vancha, Vice-President
Investor Relations and Corporate Affairs
(306) 569-4782
Website: www.swp.com

END